As filed with the Securities and Exchange Commission on March 2, 2011

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

FORM F-6
REGISTRATION STATEMENT
UNDER
THE SECURITIES ACT OF 1933 FOR AMERICAN DEPOSITARY SHARES EVIDENCED BY
AMERICAN DEPOSITARY RECEIPTS

DEUTSCHE LUFTHANSA AKTIENGESELLSCHAFT
 (Exact name of issuer of deposited securities as specified in its charter)

Lufthansa German Airlines
(Translation of issuer’s name into English)

Germany
(Jurisdiction of incorporation or organization of issuer)

DEUTSCHE BANK TRUST COMPANY AMERICAS
(Exact name of depositary as specified in its charter)

60 Wall Street
New York, New York 10005
(212) 250-9100
(Address, including zip code, and telephone number, including area code, of depositary’s principal executive offices)

Airline Training Center Arizona, Inc.
c/o Arthur J. Molins
1658 South Litchfield Road, Bldg. 104
Goodyear, Arizona 85338
(623) 932 1600
(Address, including zip code, and telephone number, including area code, of agent for service)

Copies to:

Deutsche Bank Trust Company Americas
60 Wall Street
New York, New York 10005
(212) 250-9100

It is proposed that this filing become effective under Rule 466:	☐ immediately upon filing. ☐ on (Date) at (Time)

If a separate registration statement has been filed to register the deposited shares, check the following box: ☐

CALCULATION OF REGISTRATION FEE

Title of Each Class of Securities to be Registered	Amount to be Registered	Proposed Maximum Aggregate Price Per Unit*	Proposed Maximum Aggregate Offering Price**	Amount of Registration Fee
American Depositary Shares evidenced by American Depositary Receipts, each American Depositary Share representing one common share, without par value of Deutsche Lufthansa Aktiengesellschaft	100,000,000	$0.05	$5,000,000	$580.50
*	Each unit represents one American Depositary Share.
**
Estimated solely for the purpose of calculating the registration fee.  Pursuant to Rule 457(k), such estimate is computed on the basis of the maximum aggregate fees or charges to be imposed in connection with the issuance of receipts evidencing American Depositary Shares.

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933, as amended, or until this Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

This Registration Statement may be executed in any number of counterparts, each of which shall be deemed an original, and all of such counterparts together shall constitute one and the same instrument.

PART I
INFORMATION REQUIRED IN PROSPECTUS

PROSPECTUS

The Prospectus consists of the proposed form of American Depositary Receipt, included as Exhibit A to the Second Amended and Restated Deposit Agreement filed as Exhibit (a) to this Registration Statement and incorporated herein by reference.

CROSS REFERENCE SHEET

Item 1.  DESCRIPTION OF SECURITIES TO BE REGISTERED

Item Number and Caption			Location in Form of American Depositary Receipt Filed Herewith as Prospectus

(1)	Name and address of Depositary		Introductory paragraph and bottom of Face of American Depositary Receipt
(2)	Title of American Depositary Receipts and identity of deposited securities		Face of American Depositary Receipt, top center
Terms of Deposit:
	(i)	Amount of deposited securities represented by one unit of American Depositary Shares	Face of American Depositary Receipt, upper right corner
	(ii)	Procedure for voting, if any, the deposited securities	Paragraphs (12) and (13)
	(iii)	Collection and distribution of dividends	Paragraphs (11), and (12)
	(iv)	Transmission of notices, reports and proxy soliciting material	Paragraphs (10), (12) and (13)
	(v)	Sale or exercise of rights	Paragraph (11)
	(vi)	Deposit or sale of securities resulting from dividends, splits or plans of reorganization	Paragraphs (11) and (14)
	(vii)	Amendment, extension or termination of the Deposit Agreement	Paragraphs (16) and (17)
	(viii)	Rights of holders of receipts to inspect the transfer books of the Depositary and the list of Holders of receipts	Paragraph (10)
	(ix)	Restrictions upon the right to deposit or withdraw the underlying securities	Paragraphs (1), (3), (5), (6) and (7)
	(x)	Limitation upon the liability of the Depositary	Paragraphs (11) and (15)
(3)		Fees and Charges	Paragraph (9)

Item 2.  AVAILABLE INFORMATION

 (a) As set forth in Paragraph (10) of the Form of ADR constituting the prospectus included herein, Deutsche Lufthansa Aktiengesellschaft publishes information in English required to maintain the exemption from registration under Rule 12g3-2(b) under the Securities Exchange Act of 1934, as amended on its Internet Web site (www.lufthansa.com/investor-relations) or through an electronic information delivery system generally available to the public in its primary trading market.

PART II
INFORMATION NOT REQUIRED IN PROSPECTUS

Item 3.	EXHIBITS

(a)
Form of Second Amended and Restated Deposit Agreement, dated as of      , 2011, by and among Deutsche Lufthansa Aktiengesellschaft, Deutsche Bank Trust Company Americas, as depositary (the “Depositary”), and all Holders from time to time of American Depositary Shares evidenced by American Depositary Receipts issued thereunder (including the form of American Depositary Receipt to be issued thereunder, attached as Exhibit A thereto). – Filed herewith as Exhibit (a).

(b)
Any other agreement to which the Depositary is a party relating to the issuance of the American Depositary Shares registered hereunder or the custody of the deposited securities represented thereby. – Not Applicable.

(c)	Every material contract relating to the deposited securities between the Depositary and the Company in effect at any time within the last three years. – Not Applicable.

(d)	Opinion of counsel to the Depositary as to the legality of the securities being registered. – Filed herewith as Exhibit (d).

(e)           Certification under Rule 466. – Not Applicable.

(f)	Powers of Attorney for certain officers and directors and the authorized representative of the Company. – Set forth on the signature pages hereto.

Item 4.	UNDERTAKINGS

(a)
The Depositary hereby undertakes to make available at the principal office of the Depositary in the United States, for inspection by holders of the American Depositary Receipts, any reports and communications received from the issuer of the deposited securities which are both (1) received by the Depositary as the holder of the deposited securities and (2) made generally available to the holders of the underlying securities by the issuer.

(b)
If the amounts of fees charged are not disclosed in the prospectus, the Depositary undertakes to prepare a separate document stating the amount of any fee charged and describing the service for which it is charged and to deliver promptly a copy of such fee schedule without charge to anyone upon request.  The Depositary undertakes to notify each registered holder of an American Depositary Receipt 30 days before any change in the fee schedule.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, as amended, Deutsche Bank Trust Company Americas, on behalf of the legal entity created by the Second Amended and Restated Deposit Agreement, by and among Deutsche Lufthansa Aktiengesellschaft, Deutsche Bank Trust Company Americas, as depositary, and all Holders from time to time of American Depositary Shares evidenced by American Depositary Receipts issued thereunder, certifies that it has reasonable grounds to believe that all the requirements for filing on Form F-6 are met and has duly caused this Registration Statement on Form F-6 to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of New York, State of New York, on March 2, 2011.

Legal entity created by the Second Amended and Restated Deposit Agreement for the issuance of American Depositary Receipts evidencing American Depositary Shares, each representing one common share of Deutsche Lufthansa Aktiengesellschaft

By:	DEUTSCHE BANK TRUST COMPANY AMERICAS, solely in its capacity as Depositary

By:	/s/ James Kelly
Name:	James Kelly
Title:	Vice President

By:	/s/ Michael Fitzpatrick
Name:	Michael Fitzpatrick
Title:	Vice President

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, as amended, Deutsche Lufthansa Aktiengesellschaft certifies that it has reasonable grounds to believe that all the requirements for filing on Form F-6 are met and has duly caused this registration statement or amendment to be signed on its behalf by the undersigned, thereunto duly authorized, in Germany on March 2, 2011.

Deutsche Lufthansa Aktiengesellschaft

By:	/s/ Nicolai von Ruckteschell
Name:	Nicolai von Ruckteschell
Title:	Senior Vice President and General Counsel

By:	/s/ Axel Tillmann
Name:	Axel Tillmann
Title:	Senior Vice President Group Finance

Know all persons by these present that each officer or director whose signature appears below constitutes and appoints Nicolai von Ruckteschell and Axel Tillmann, jointly and severally, his or her true lawful attorneys-in-fact and agents with full and several power of substitution for and in his or her name, place and stead, in any and all capacities, to sign any and all amendments, including post-effective amendments, supplements to this registration statement and any registration statements pursuant to Rule 462(b) under the Securities Act of 1933, as amended, relating thereto, and to file the same, with all exhibits thereto and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorneys-in-fact and agents full power and authority to do and perform each and every act and thing requisite and necessary to be done in and about the premises, as fully to all intents and purposes as they or he or she might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact and agents, or their substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Act of 1933, as amended, this registration statement or amendment has been signed by the following persons in the capacities indicated on March 2, 2011.

Chairman of the Executive Board and
/s/Dr. Christoph Franz	Chief Executive Officer
Dr. Christoph Franz	(principal executive officer)

Member of the Executive Board and
/s/Stephan Gemkow	Chief Financial Officer
Stephan Gemkow	(principal financial and accounting officer)

Member of the Executive Board and
/s/Stefan Lauer	Chief Officer Group Airlines and Corporate
Stefan Lauer	Human Resources

Member of the Executive Board and
/s/Carsten Spohr	Chief Officer Lufthansa German Airlines
Carsten Spohr

/s/Arthur Molins	Authorized Representative in the United States
Arthur Molins

INDEX TO EXHIBITS

Exhibit Number
(a) Form of Second and Amended Deposit Agreement (d) Opinion of counsel to the Depositary